Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-00001)
Dated December 21, 2015

Execution of Basic Agreement towards Business Integration of
Minebea and Mitsumi Excerpt) December 21, 2015 Minebea Co.,
Ltd. Yoshihisa Kainuma, Representative Director, President
and Chief Executive Officer MITSUMI ELECTRIC CO., LTD.
Shigeru Moribe President and Representative Director

Becoming the "ultimate electro mechanics solutions provider"
through the Business Integration

Aim to become the ultimate electro mechanics solutions
provider by establishing a powerful manufacturer of ultra
high-precision processing parts and communications/sensors
parts through the combination of analog and digital
technologies

Birth of an electro mechanics solutions provider with net
sales of more than 900 billion yen and operating income of
more than 80 billion yen

Electronic components business

Machined components business

Establishment of a firm foundation to becoming a
one-of-a-kind, genuine full-line parts manufacturer in the
world with more than 1 trillion yen in net sales and 100
billion yen in operating income

The combination of Mitsumi's more than 1,000 engineers and
Minebea's technologies of ultra high- precision
processing/molds, mass-production technology, including
advanced automation technology, and large-scale plants

Large synergistic effects on management resulting from
combining Minebea's speedy management with its accurate
grasp of the market's needs and Mitsumi's technological
seeds and strong financial foundation

Achieving a product portfolio that captures the needs of the IoT era

Mitsumi's products include many input, conversion and control devices, such as switches, sensors and connectors, while Minebea's products comprise many output devices, such as motors and actuators. The complementary combination of the two companies that have accumulated technologies in different areas will create the best foundation for the development of innovative products.

The combination of Mitsumi's input, conversion and control devices and Minebea's output devices will accelerate the expansion of OEM/ODM manufacturing business as well as the promotion of the development and supply of high value-added solutions.


Minebea
Passion to Exceed Precision
Force sensors and PSAs
Resolvers
Electrostatic switches (Cool Leaf)
Inverter circuits
Rods and bearings
Motors
Actuators
Fans and blowers
LED backlights
Lightning equipment
Moving back lights
Input devices
Conversion and control devices
Output devices
MITSUMI
MEMS sensors
MEMS environment sensors
Milliwave radar
Batteryless switch
Switches
Connectors
Camera modules
Antennas
Communication modules
AC adapters
Battery protection IC
Battery monitoring IC
Power supply IC
Switched-mode power supply
Auto-focus actuators
Optical image stabilizer (OIS) for cameras
Vibration power generation devices
Motors
MEMS mirror application products

2

The perspective from Minebea: Mitsumi's core competence
further accelerates Minebea's rapid growth Due to its rapid
growth, Minebea requires more human resources with more
diversified professional skills in order to achieve further
growth.

1 There has been an increasing need for a combination of
machine processing, electronic technology and
communications/sensors technology in an IoT era that aims to realize an environmentally-friendly, efficient social life.
The business combination will immediately strengthen the
communications/sensors technology area, the third pillar of
Minebea's business, to achieve electro mechanics solutions.

2 Strategically reconstruct the business portfolio by
focusing on high-end and niche markets where the two
companies can succeed by reviewing the companies' business
portfolio to be developed in the future, and concentrating
resources in such markets. Synergies are also expected in
Minebea's products currently under development.

3 Aim to achieve the target of 1 trillion yen in net sales
and more than 100 billion yen in operating profit ahead of
schedule by creating products that utilize the strengths of
the integration, such as the efficient use of global
manufacturing bases of both companies and making agile
investments in low-cost manufacturing.

The perspective from Mitsumi: Realize Mitsumi's potential
through Minebea's management resources Mitsumi's business
challenge is the shortage of management resources for the
expansion of existing businesses and expansion into new
businesses despite the many seeds for new businesses that it has from its first-in-class product design and development
capabilities.
Synergies

1 Will be able to advance the business in an advantageous
manner in the precision mechanics parts business in all
aspects, including in performance, quality and cost, by
combining Minebea's high-precision processing (molds) and
automation technology with Mitsumi's product development
capabilities, including simulation technology.

2 Achieving lower fixed costs through, among others,
significant improvement in productivity by reallocating
manufactured goods and mutually utilizing both companies'
manufacturing bases and technologies as well as automation
technologies. Also achieve lower variable costs by making
large-scale and joint procurement of materials and parts.

3 Through cross-selling that leverages Mitsumi's sales
channel, which has strength in EMS and ODM, and Minebea's
sales channel, which has strength in general-purpose parts,
unearth potential demand and provide new solutions to
customers.

Synergies from the combination of Minebea and Mitsumi:
Enhancement of cost competitiveness and capacity to generate cash flow by optimizing manufacturing structure and bases

Mutual use of factories and optimization of manufacturing
bases of Minebea and Mitsumi

Semiconductor devices, mechanism parts, high-frequency parts
Mechanism parts Semiconductor devices, power supply parts
Electronic devices and components Machinery components,
electronic devices and components Mechanism parts,
high-frequency parts, power supply parts High-frequency
parts Mechanism parts Mechanism parts, high-frequency parts
Machinery components, electronic devices and components
Electronic devices and components Power supply parts
Machinery components, electronic devices and components
Mitsumi Minebea

Semiconductor devices High-frequency devices Optical
devices, mechanism parts Mechanism parts, power supply
parts, others Semiconductor devices Mechanism parts, power
supply devices Machinery components, electronic devices and
components Electronic devices and components Electronic
devices and components, optical instruments Machinery
components, electronic devices and components Semiconductor
devices, mechanism parts, high-frequency parts, power supply parts Semiconductor devices, optical devices, mechanism
parts Machinery components High-frequency parts

Accelerating entrance into new strategic business areas
through synergistic effects resulting from Minebea's ultra
high-precision processing technology and Mitsumi's
electronics technology

Target markets Medical care/nursing care Industrial
Infrastructure Robotics Automobiles
Information/communication Creation of new products Existing
businesses Strengths Output devices Processing technology/
optical technology/ mechanism technology General-purpose
products Strengths Input devices Electronics and
communications technology Custom products Expansion of
businesses through synergistic effects resulting from
combining existing businesses

Synergies from the combination of Minebea and Mitsumi:
Biological information monitoring system Biological
information monitoring system using medical bed sensors
Control modules Wireless modules High-precision load sensors
Forecast of home healthcare market by biological measurement equipment and technologies (Unit: 100 million yen)

3,000 ICT services Biological measurement equipment 2,500
2,000 1,500 1,000 500 0

1,43 385 1,053

1,933 806 1,127

2,637 1,414 1,223 2020 Source: Seed Planning Demand for
healthcare is rapidly increasing due to aging of population

Synergies from the combination of Minebea and Mitsumi: Core
technology in the IoT- advancing sensor technology

Expanding business opportunities by advancing sensor
technology, a core technology in IoT sensors Atmospheric
pressure, temperature and humidity, airflow and object
sensing Load sensors / Magnetic sensors Sales volume
forecast for each technology in domestic IoT market 2013 ~
2019

160,000 140,000 120,000 100,000 80,000 60,000 40,000 20,000
0

2013 2014 2015 2016 2017 2018 2019

Intelligent System/Device Platform IoT Infastructure Society
Connevity Analytics Service Source: IDC Japan, 2/2015

Synergies from the combination of Minebea and Mitsumi:
Enhancement of development capabilities and provision of
solutions Optical /lighting technologies, Sensors Network
technology Minebea's Smart City project in Cambodia Bus and
taxi monitoring system Infrastructure monitoring System
Parking lot management using surveillance cameras Wi-Fi spot system Waste container monitoring system Building
construction monitoring system Smart LED street lights
system EV power charging station Traffic Light System

Communications technology, Antenna technology Sensors

Condition analysis system control boxes Wireless
transmission and reception modules Infrastructure radar
systems PLC communication modules Lineup of semiconductor
products Power supply-related modules

Synergies from the combination of Minebea and Mitsumi:
Enhancement of development capabilities and provision of
solutions Development of ADAS-related products In-car radar, milliwave-related products, in-car cameras Radar module
In-car camera Application: Infrastructure Radar Capturing
road conditions Application: Milliwave inter-vehicular
communication Information sharing between vehicles through
milliwave communication

Network technologies Joint project with Mitsubishi Heavy
Industry and Osaki Electric Surveillance camera monitoring
Meter monitoring Distortion sensor monitoring Signal control
WiFi spot Street light control Parking sensor monitoring
Street light control Application: Network system in towns
and infrastructures Communication between vehicles and town

Synergies from the combination of Minebea and Mitsumi:
Enhancement of development capabilities and provision of
solutions Developing Head Up Display (HUD) system PGU(MEMS
mirror, Control IC, Driving IC) [Future HUD System]
Projection image PGU MEMS mirror [HUD Projection image]

High-precision reflection mirror, optical diffusion product, mechanical product Aspherical thin mirror 40.2 bn. yen 2014
actual result

157.3 bn. yen 2020 forecast HUD market forecast Source:Fuji
Chimera Research Institute, Inc.

Synergies from the combination of Minebea and Mitsumi:
SALIOTTM "SALIOTTM"- the first LED lighting equipment
capable of automatically adjusting light distribution angle
Actuator/Optical element Special optical lens Power supply
for LED lighting Wireless Communication PLC Motor driver
circuits (100 million yen) World's LED lighting equipment
market forecast 50,000 40,000 30,000 20,000 10,000 0
2014-2020 CAGR 19.0% 2012 2013 2015 E 2016 E 2017 E 2018 E
2019 E 2020 E Source :Fuji Keizai

Synergies from the combination of Minebea and Mitsumi:
Patents in effect (as of Dec. 15, 2015) 1000 800 600 400 200
0 The number of patents in effect held by both companies in
Japan and the U.S. reach 2,875 Number of patents in effect
Patents in effect 1,525 1,350 2,875 1000 800 600 400 200 0
807 MITSUMI 716 Minebea 718 MITSUMI 634 Minebea

Synergies from the combination of Minebea and Mitsumi: Net
sales and number of employees Birth of an electro mechanics
solutions provider with over 900 billion yen in sales and
over 110,000 employees Birth of a company with over 900
billion yen in total sales (Business plan for fiscal year
ending March 31, 2018) Employees totaling more than 110,000
(as of September 30, 2015) Sales (bn. yen) 900 bn. yen
Number of employees 110,059 1,200 1,000 800 600 400 200 0
750 plus 170 plus 170 750 120,000 100,000 80,000 60,000
40,000 20,000 0 Minebea Passion to Exceed Precision MITSUMI
Total 70,206 39,853 39,853 70,206 Minebea Passion to Exceed
Precision MITSUMI Total

Contacts Minebea may file a registration statement on Form
F-4 ("Form F-4") with the U.S. Securities and Exchange
Commission (the "SEC") in connection with the possible share exchange (the "Share Exchange") pertaining to a business
integration between the two companies, if it is consummated.
The Form F-4 (if filed in connection with the Share
Exchange) will contain a prospectus and other documents. If
a Form F-4 is filed and declared effective, the prospectus
contained in the Form F-4 will be mailed to U.S.
shareholders of MITSUMI prior to the shareholders' meeting
at which the Share Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain
important information about the two companies, the Share
Exchange and related matters. U.S. shareholders to whom the
prospectus is distributed are urged to read the Form F-4,
the prospectus and other documents that may be filed with
the SEC in connection with the Share Exchange carefully
before they make any decision at the shareholders' meeting
with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made
available when filed, free of charge, on the SEC's web site
at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact of Minebea below.

Minebea Co., Ltd. Corporate Communications Office
Phone�F81-3-6758-6703

MITSUMI ELECTRIC CO., LTD. General Affairs Department
Phone�F81-42-310-5160

Forward-looking statements

This document includes "forward-looking statements" that
reflect the plans and expectations of Minebea and MITSUMI in relation to, and the benefits resulting from, their business integration described above. To the extent that statements
in this document do not relate to historical or current
facts, they constitute forward-looking statements. These
forward-looking statements are based on the current
assumptions and beliefs of the companies in light of the
information currently available to them, and involve known
and unknown risks, uncertainties and other factors. Such
risks, uncertainties and other factors may cause the actual
results, performance, achievements or financial position of
one or both of the companies (or the group after the
integration) to be materially different from any future
results, performance, achievements or financial position
expressed or implied by these forward-looking statements.

The companies undertake no obligation to publicly update any forward-looking statements after the date of this document.
Investors are advised to consult any further disclosures by
the companies (or the group after the integration) in their
subsequent filings in Japan and filings with the U.S.
Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic and business
conditions in and outside Japan; (2) changes in demand for
PCs and peripherals, information and communication
equipment, automobiles, consumer electronics and other
devices and equipment, which are the main markets of the
companies' products, and in raw material prices, as well as
exchange rate fluctuations; (3) changes in interest rates on loans, bonds and other indebtedness of the companies, as
well as changes in financial markets; (4) changes in the
value of assets (including pension assets) such as
securities and investment securities; (5) changes in laws
and regulations (including environmental regulations)
relating to the companies' business activities; (6)
increases in tariffs, imposition of import controls and
other developments in the companies' main overseas markets;
(7) interruptions in or restrictions on business activities
due to natural disasters, accidents and other causes; (8)
the companies' being unable to reach an agreement
satisfactory to both of them with respect to the details of
the business integration or otherwise being unable to
complete the business integration; (9) difficulty of
realizing synergies or added value from the business
integration by the group after the integration.